May 10, 2013
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Anne Nguyen Parker, Branch Chief
Karina V. Dorin, Staff Attorney

Re:	Diamondback Energy, Inc. Registration Statement on Form S-1 Filed April 11, 2013 File No. 333-187857
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2013 with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on April 11, 2013 (the “Registration Statement”). Enclosed is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Registration Statement.
For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.
Information Incorporated By Reference, page 89

1.
Please update the list of previously-filed documents you are incorporating by reference to include your current reports on Form 8-K filed April 11, 2013 and February 1, 2013. Refer to Item 12(a)(1) and (2) of Form S-l. See also Question 113.05 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

Response: In response to the Staff’s comment, the Company has updated the list beginning on page 91 of the Amendment of previously-filed documents that the Company

May 10, 2013
United States Securities and Exchange Commission

is incorporating by reference to include all documents required by Item 12(a)(1) and (2) of Form S-1, including the Company’s Current Reports on Form 8-K filed with the Commission on February 1, 2013 and April 11, 2013.
The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer and
Senior Vice President
cc:    Seth R. Molay, P.C.